KOOR INDUSTRIES LTD.
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                                               Office of Legal Counsel
                                               21 Ha'arba'ah St.
                                               Tel-Aviv 64739
                                               Israel
                                               Tel.: 972-3-6238420
                                               Fax:  972-3-6238425

                                               10 July 2001
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The Securities Authority   The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464            Tel Aviv 65202                Jerusalem 91007

Fax: 02-6513940            Fax: 03-5105379
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Dear Sirs,



Re:   Immediate Report (NO. 06/2001)
      Koor Industries Ltd. (Company No. 52-001414-3)
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Koor Industries Ltd. (hereinafter: "Koor") hereby announces as follows:

Following the Securities Authority's request, we are hounored to announce that we have learned that the rating company "Maalot The Israel Rating Securities Company Ltd." has rated Koor's debentures (series "6") to "A-".

                                           Yours Sincerely,


                                           Shlomo Heller, Adv.
                                              Legal Counsel